SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Change in Shareholding of Woori Finance Holdings by Korea Deposit Insurance Corp.

The shareholding of Woori Finance Holdings by Korea Deposit Insurance Corporation (“KDIC”) decreased following the sale of shares as of September 13, 2004.

1. Issuer Information

Company	Division/Team	Staff in charge	Tel.	Fax
Woori Finance Holdings	Treasury/IR Team	Joon Seok Senior Manager	822-2125-2133	822-2125-2293

2. Shares Issued

Total Number of Common Shares	Total Number of Preferred Shares	Total Number of Shares Issued
784,076,172	—	784,076,172

3. Shares Held by KDIC Before Sale

Previous Reporting Date	Common Shares	Preferred Shares	Total Number of Shares
2003.5.16	673,458,609	—	673,458,609

4. Change in KDIC Shareholding of Woori Finance Holdings

Name of Shareholder         : Korea Deposit Insurance Corporation

Business Registration No. : 120-82-03821

Value Date	Reason for Change	Share Type	Previous No. of Shares	Change	No. of Shares After Change
2004.9.13	After Hours Trading	Common	673,458,609	-45,000,000	628,458,609

5. KDIC Shareholding Status

	Common		Preferred		Total
	No. of Shares	Ratio (%)	No. of Shares	Ratio (%)	No. of Shares	Ratio (%)
KDIC	628,458,609	80.15	—	—	628,458,609	80.15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: September 14, 2004	By:	/s/ Young Sun Kim
(Signature)

	Name:	Young Sun Kim
	Title:	Director